SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549

                                SCHEDULE 13D/A
                                 (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                                 RULE 13d-2(a)

                                (Amendment No. 1)


                           @TRACK COMMUNICATIONS, INC.
                   (formerly HIGHWAYMASTER COMMUNICATIONS, INC.)
______________________________________________________________________
                          (Name of Issuer)

                         Common Stock, $0.01 par value
______________________________________________________________________
                        (Title of Class of Securities)


                            04648Y 10 5
______________________________________________________________________
                            (Cusip Number)

                        Paula M. Anderson, Esq.
                       SBC Communications Inc.
                        175 East Houston
                       San Antonio, TX 78205
                         (210) 351-3421
______________________________________________________________________
           (Name and Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                        October 2, 2000
______________________________________________________________________
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (continued on following pages)
                        (Page 1 of 9 Pages)

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--------------------------------------------------------------------------------
CUSIP NO. 04648Y 10 5                 13D/A            Page 2 of 9 Pages
--------------------------------------------------------------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                     SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          43-1301883
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                  (b) [   ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS                                         WC
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [  ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
------ -------------------------------------------------------------------------
NUMBER          7   SOLE VOTING POWER                                       0
OF             -----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        1,600,000 shares of Common Stock issuable in the event of
OWNED BY            the conversion of 1,000 shares of Series D Participating
EACH                Convertible Preferred Stock and 5,000,000 shares of Common
REPORTING           Stock issuable in the event of the exercise of 5,000,000
PERSON              Warrants (which, prior to receipt of certain regulatory
WITH                approvals, are exercisable only to the extent that doing so is consistent with restrictions  contained in the
                    Communications Act of 1934, as amended by The
                    Telecommunications Act of 1996), for a total beneficial
                    ownership of 6,600,000  shares of Common Stock in the event of such  conversion and exercise.
              ------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER                                   0
              ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,600,000 shares of Common Stock issuable in the event of
                    the conversion of 1,000 shares of Series D Participating
                    Convertible Preferred Stock and  5,000,000  shares of Common
                    Stock issuable in the event of the exercise  (subject to the limitation  described  in 8 above) of  5,000,000 Warrants, for a total  beneficial  ownership of 6,600,000 shares of
                    Common Stock in the event of such conversion and exercise.
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON
     1,600,000 shares of Common Stock issuable in the event of the conversion of 1,000 shares of Series D Participating Convertible Preferred Stock and 5,000,000 shares of Common Stock issuable in the event of the exercise (subject to the limitation set forth in 8 above) of 5,000,000 Warrants, for a total beneficial ownership of 6,600,000 shares of Common Stock in the event of such conversion and exercise.
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.03% of the outstanding shares of Common Stock in the event of the conversion of 1,000 shares of Series D Participating Convertible
       Preferred Stock and 15.7% of the outstanding shares of Common Stock in the event of the exercise of 5,000,000 Warrants (subject to the limitation set forth in 8 above), for a total of 20.7% of the outstanding shares of Common Stock in the event of such conversion and exercise.
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                          HC
------ -------------------------------------------------------------------------


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                                                             Page 3 of 9 Pages


                                AMENDMENT NO. 1 TO SCHEDULE 13D
                               RELATING TO THE COMMON STOCK
                               OF @TRACK COMMUNICATIONS, INC.


     This Amendment No. 1 to the Schedule 13D filed on October 7, 1996, by SBC Communications Inc. ("SBC") is being filed to report the transfer of its indirect holdings in @Track Communications, Inc. (the "Issuer") as described below.

Item 1. Security and Issuer

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of @Track Communications, Inc. (formerly HighwayMaster Communications, Inc.), a Delaware corporation with its principal executive offices at 1155 Kas Drive, Suite 100, Richardson, Texas 75081.
Item 2. Identity and Background

(d) - (e) During the last five years, neither SBC nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The name, business address, and principal occupation of each executive officer and director of SBC is set forth in Exhibit I hereto and incorporated herein by reference. Each executive officer and director of SBC is a citizen of the United States except for Carlos Slim Helu, who is a citizen of Mexico.

Item 4.        Purpose of Transaction

     On October 2, 2000, SBC and BellSouth Corporation ("BellSouth") closed their previously announced transaction to form and contribute to their joint venture called Cingular substantially all of their respective domestic wireless voice and wireless data businesses (including SBC's ownership of SBC Wireless LLC ("SBCW")), and certain wireless assets of subsidiaries of SBC located in Puerto Rico and the U.S. Virgin Islands. Prior to the closing, SBC and BellSouth entered into an Amended and Restated Contribution and Formation Agreement with Cingular, dated as of April 4, 2000 ("Contribution Agreement"). SBC owns approximately 60% of the outstanding economic interests in Cingular and BellSouth owns approximately 40% of the

                                                              Page 4 of 9 Pages


outstanding economic interests in Cingular, with the remainder of the interest held by the manager of Cingular, Cingular Wireless Management Corp., a Delaware corporation ("Manager"), which is owned equally by SBC and BellSouth. The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the complete text of such document which is filed as Exhibit 2 hereto.

     Prior to the closing, SBC, BellSouth and Manager entered into a Limited Liability Company Agreement of Cingular (the "LLC Agreement"), which governs Cingular and sets forth certain relationships between and among SBC, BellSouth and Manager. The LLC Agreement provides that each of BellSouth and SBC will, for as long as it holds at least 10% of the total equity securities of Cingular and holds shares of the Class B Common Stock of Manager, only engage in Cingular's initial wireless business through Cingular, with limited exceptions. The LLC Agreement also provides that neither BellSouth nor SBC are permitted to directly or indirectly transfer their interests in Cingular, subject to limited exceptions, prior to an initial public offering of securities by Manager and thereafter may generally only make transfers in widely distributed public sales or other distributions. The foregoing description is qualified in its entirety by reference to the Contribution Agreement.

     Cingular is managed by Manager, and it is expected that all of the material business decisions for Cingular will be made by the Strategic Review Committee of the Board of Directors of Manager (the "Strategic Review Committee"). The Strategic Review Committee is currently composed of four members, with two having been appointed by each of SBC and BellSouth. Half of the members of the Board of Directors of Manager have been nominated by BellSouth and the other half have been nominated by SBC. It is anticipated that any deadlocks on the Strategic Review Committee will be resolved by the chief executive officers of SBC and BellSouth.

Item 5.    Interest in Securities of the Issuer

(a) The total number of shares of Common Stock that SBC would beneficially own upon conversion of the 1,000 shares of Series D Preferred Stock that it holds is 1,600,000, which represents 5.0% of the outstanding shares of Common Stock of the Issuer. The total number of shares of Common Stock that SBC would beneficially own upon exercise of the 5,000,000 Warrants that it holds is 5,000,000, which represents 15.7% of the total outstanding shares of Common Stock. Assuming conversion of the 1,000 shares of Series D Preferred Stock and exercise of the 5,000,000 Warrants, the total number of shares of outstanding Common Stock that SBC would beneficially own would be 6,600,000, representing 20.7% of the outstanding shares of Common Stock. The foregoing calculations are based on (i) the 25,326,829 shares of the Common Stock of the Issuer outstanding as of November 1, 2000 (according to Form 10-Q filed by the Issuer on November 1, 2000), and (ii) the assumption that the shares

                                                              Page 5 of 9 Pages


     of Common Stock issuable upon conversion of the Series D Preferred Stock or exercise of the Warrants or both, as the case may be, are issued and outstanding at the time of such calculation. The Series D Preferred Stock and Warrants beneficially owned by SBC are owned by and registered in the name of SBCW.

(b) SBC and SBCW share the power to vote and to dispose of the 1,000 shares of Series D Preferred Stock and the power to dispose of the 5,000,000 Warrants. The shares of Series D Preferred Stock and the Warrants, and the shares of Common Stock issuable upon conversion or exercise thereof, beneficially owned by SBCW are subject to certain transfer restrictions described more fully in Items 4 and 6 of the original Schedule 13D filed by SBC on October 7, 1996, and are incorporated herein by reference.

(c)     None.

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           See Item 4.

Item 7.    Material to be Filed as Exhibits

     Exhibits identified in parentheses below, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto.

Exhibit No.           Description

1          Directors and Executive Officers of SBC Communications Inc.

2 Contribution and Formation Agreement, dated as of April 4, 2000, between SBC Communications Inc. and BellSouth Corporation (Exhibit 10(a) to Form 8K dated April 10, 2000).

                                                          Page 6 of 9 Pages


                                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SBC COMMUNICATIONS INC.


Dated:  February 22, 2001           By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development

                                                             Page 7 of 9 Pages


                                         EXHIBIT INDEX


Exhibit No.                Description

    1          Directors and Executive Officers of SBC Communications Inc.

2 Contribution and Formation Agreement, dated as of April 4, 2000, between SBC Communications Inc. and BellSouth Corporation (Exhibit 10(a) to Form 8K dated April 10, 2000).